UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Commission file number: 001-38040
______________________
FORM 12b-25
______________________
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2019

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION
Alta Mesa Resources, Inc.
Full Name of Registrant

N/A
Former Name if Applicable
15021 Katy Freeway, Suite 400
Address of Principal Executive Office (Street and Number)
Houston, Texas 77094
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.
As previously disclosed, Alta Mesa Resources, Inc. (the “Company”) has not completed the filing of its Annual Report on Form 10-K for the year ended December 31, 2018 (the “2018 Form 10-K”) or its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019 (the "Q1 2019 Form 10-Q"). The Company is finalizing its year-end financial statements and related disclosures and its assessment of the effectiveness of its internal control over financial reporting, which is expected to result in the reporting of material weakness. Following the filing of the 2018 Form 10-K, the Company will work towards becoming current in its filings as soon as practicable. Due to the Company’s efforts in resolving the aforementioned matters, the Company is not able to finalize the financial statements and related information for inclusion in its Quarterly Report on Form 10-Q for the period ended June 30, 2019 (the “Q2 2019 Form 10-Q”), and therefore is unable to file it within the prescribed time period without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John C. Regan	281	530-0991
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).     Yes  ☐ No  ☒

The Company has not yet filed its 2018 Form 10-K or its Q1 2019 Form 10-Q.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    Yes  ☒ No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed in our previous filings with the Commission, the Company completed a business combination on February 9, 2018 in which it acquired interests in Alta Mesa Holdings, LP (“Alta Mesa”), Alta Mesa Holdings GP, LLC and Kingfisher Midstream LLC (“KFM”). As a result of the business combination, Alta Mesa is considered our accounting predecessor. Accordingly, the results of operations referenced below for the six months ended June 30, 2018 includes only the consolidated results of Alta Mesa from January 1, 2018 through February 8, 2018 and reflect the consolidation of Alta Mesa and KFM beginning on February 9, 2018. The operating results for the six months ended June 30, 2019 reflect the consolidation of Alta Mesa and KFM for the entire period. The preliminary financial results for all periods are shown before consideration of non-controlling interests.

The Company currently estimates the six months ended June 30, 2019 will result in a net loss of approximately $6 million as compared to a net loss of $71 million for the six months ended June 30, 2018. The primary drivers to the change in net loss are:

•	increased production, which created a $46 million increase of production revenue in 2019;

•	reduced realized and unrealized derivative losses of $33 million in 2019;

•	reduced general and administrative costs of $24 million in 2019 due to the absence of costs related to the Business Combination;

•	increased field and plant operating costs, including depreciation, depletion and amortization, of $25 million in 2019 associated with higher production and throughput;

•	increased interest expense of $9 million in 2019 associated with higher debt outstanding;

•	impairment charges of $7 million in 2019 on our right-of-use operating lease assets following our decision to vacate certain of our office space;

•	reduced income tax benefit of $7 million in 2019 associated with our recognition of a full valuation allowance of our deferred tax assets including our net loss; and

•	reduced net loss from discontinued operations attributable to non-STACK assets of $8 million in 2019.

The Company does not expect to comply with the leverage ratio covenant under the Alta Mesa amended and restated credit agreement (the "Alta Mesa RBL") through June 2020, and may fail to satisfy this covenant as early as the measurement date of September 30, 2019. The failure to comply with this covenant would permit the lenders to cease making amounts available under the facility, to require cash collateral for outstanding letters of credit and to exercise other rights under the facility. In addition, the lenders under the Alta Mesa RBL have exercised their ability to make an optional redetermination of the borrowing base ahead of the regular redetermination scheduled in October 2019, and such redetermination is underway. If, upon redetermination, the outstanding borrowings plus outstanding letters of credit exceed the redetermined borrowing base, Alta Mesa will be required to repay such deficiency ratably over five months.

As a consequence of either or both reduced operating cash flow or a lowered borrowing base, the Company may have limited ability to obtain the capital necessary to conduct its operations at expected levels. The Company’s board of directors and its financial advisors are evaluating the available financial alternatives, waivers to the covenants or other provisions of the Company’s indebtedness, raising new capital from the private or public markets or taking other actions to address the Company’s capital structure. If the Company is unable to reach an agreement with the Alta Mesa RBL lenders or find acceptable alternative financing, it may lead to an event of default under the Alta Mesa RBL. If an event of default occurs and the Alta Mesa RBL lenders were to accelerate repayment, it may result in an acceleration of the Alta Mesa senior notes. The concerns about debt compliance and a possible inability to have access to sufficient capital has caused the Company to conclude that there is a substantial doubt about its ability to continue as a going concern.

The financial information set forth herein consists of unaudited results. In addition, the statements included in this Form 12b-25 regarding our financial performance and results of operations, in each case as expected to be reported, the ability to comply with the covenants under the Alta Mesa RBL, the outcome of the Alta Mesa RBL covenant relief, the outcome of the borrowing base redetermination and other statements that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although we believe the expectations and forecasts reflected in our forward-looking statements are reasonable, we can give no assurance they will prove to have been correct. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated, including the Company’s ability to comply with the documents governing its indebtedness. Factors that could cause actual results to differ materially from expected results include the results and finalization of the Company’s financial statements and audit to be included in the 2018 Form 10-K, the Company’s unaudited financial statements to be included in the Q1 2019 and Q2 2019 Forms 10-Q, the outcome of the borrowing base redetermination, the outcome of Alta Mesa’s discussions with representatives of its lenders and those described under Risk Factors in the Company’s most recent Form 10-K and other filings with the U.S. Securities and Exchange Commission.

Alta Mesa Resources, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Alta Mesa Resources, Inc.

Date: August 9, 2019	By:	/s/ John C. Regan
John C. Regan
Chief Financial Officer